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                                                                      Exhibit 99

                                  RISK FACTORS

         You should carefully consider the risk factors described below as well as the other information in our SEC filings before making an investment in The Sportsman's Guide, Inc. common stock.

         We have two reportable business segments, The Sportsman's Guide ("TSG"), a catalog and online retailer of value priced outdoor gear and general merchandise, and The Golf Warehouse ("TGW"), an online and catalog retailer of golf equipment and accessories. We acquired TGW on June 29, 2004.

RISKS RELATED TO OUR BUSINESS
-----------------------------

WE ARE SUBJECT TO RISKS ASSOCIATED WITH CATALOG AND ONLINE RETAILING.

         The success of our business depends on the success of our catalog and online channels of distribution. We believe this success is achieved through the following:

          o    efficient targeting of our customers;

          o    appropriate shifts in our merchandising mix;

          o our ability to achieve adequate response rates to our catalog mailings and online offerings; and

          o our ability to accurately forecast economic conditions and consumer demand.

         Catalog mailings involve substantial postage, paper and printing costs. Merchandise acquisition costs are incurred prior to mailing each catalog and making each online offering. If we were to experience a significant shortfall in anticipated sales from a particular catalog mailing or online offering and not recover costs associated with that offer, our results of operations could be adversely affected.

         Response rates and sales generated by each catalog mailing and online offering can be affected by factors such as consumer preferences, economic conditions, timing of our catalog mailings and online offerings as well as our competitors' and our mix of merchandise. Our inability to accurately target the appropriate customers or to achieve adequate response rates could result in lower sales and profits.

         We believe that the continued growth of our Internet channel of distribution will depend in large part on our ability to:

          o increase awareness of our Web site brand names, build traffic on our Web sites and convert site users to single and multi-buyers;

          o    provide our customers with superior e-commerce experience; and

          o continue to enhance our systems and technology to support increased traffic to our Web sites.


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         Slower revenue growth than we anticipate or operating expenses that exceed our expectations would harm our overall business.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY.

         Our sales and results of operations have fluctuated and can be expected to continue to fluctuate as a result of a number of factors, including:

          o    the timing of new merchandise, catalog and online offerings;

          o recognition of costs or sales contributed by new merchandise, catalog and online offerings;

          o fluctuations in response rates and success of advertising campaigns;

          o    fluctuations in postage, paper and printing costs;

          o    fluctuations in merchandise returns;

          o adverse weather conditions that affect response, distribution or shipping;

          o unseasonably warm winter weather conditions that can reduce sales of winter apparel and merchandise for winter activities;

          o    shifts in the timing of holidays;

          o    changes in our product mix;

          o seasonal fluctuations in consumer purchasing patterns and advertising spending;

          o changes in the growth rate of Internet usage and online user traffic levels;

          o    actions of our competitors; and

          o    general economic and market conditions.

         The bulk of TSG's sales historically occur during the second half of the year. The seasonal nature of the business is due to TSG's focus on outdoor merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. We expect this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth quarters, we incur significant additional expenses for hiring additional employees and building inventory levels. Our annual financial results would be adversely impacted if sales were to fall substantially below what we normally expect during the third and fourth quarters.

         TGW's business is seasonal. Sales leading up to and during Father's Day and the Christmas holiday selling seasons have historically contributed to a higher percentage of TGW's annual sales and net income than other periods. TSG also incurs higher expenses relating to building inventory to meet higher demand during these seasons.


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TGW'S SUCCESS DEPENDS ON THE CONTINUED POPULARITY OF GOLF AND THE GROWTH OF THE
MARKET FOR GOLF-RELATED PRODUCTS. IF GOLF DECLINES IN POPULARITY, OUR SALES COULD MATERIALLY DECLINE.

         We acquired TGW on June 29, 2004. TGW generates all of its revenues from the sale of golf equipment and golf-related products. The demand for golf products is directly related to the popularity of golf, the number of golf participants and the number of rounds being played by these participants. If golf participation decreases, sales of TGW's products would be materially affected. TGW depends on the exposure of the product brands it sells to increase brand recognition, quality and acceptance of its merchandise offerings. Any significant reduction in television coverage of PGA Tour or other golf tournaments, or other significant decreases in either attendance at or viewership of golf tournaments, will reduce the visibility of its products and could materially affect TGW's sales.

         We do not believe there has been any material increase in golf participation or number of rounds played in recent years. According to research compiled by SGMA International, golf participation has remained essentially level at 28 million players for more than a decade. Total rounds played increased only slightly (0.7%) in 2004 after trending downward in 2003 and 2002. These trends may continue in the future and could negatively impact TGW's sales and growth.

WE DEPEND ON THIRD PARTY SERVICE PROVIDERS TO OPERATE OUR BUSINESS.

         We depend on a number of third parties to provide services to operate our business. For example, we depend on:

          o outside printers and pre-press providers to print and mail our catalogs;

          o shipping companies and the U.S. Postal Service for timely delivery of our catalogs and shipment of merchandise to our customers;

          o telephone companies to provide telephone service to our in-house and outside call centers;

          o    outside call centers to handle inbound customer telephone orders;

          o communications providers to provide our Internet users with access to our Web sites; and

          o vendors or suppliers for timely fulfillment of merchandise orders.

         Any disruption in these services could have a negative impact on our business. Strikes or other service interruptions affecting our shippers would impair our ability to deliver merchandise on a timely basis. Shipper strikes can suppress our sales because customers may perceive that their orders cannot be delivered or will be significantly delayed.

         Our Web sites could experience disruptions or interruptions in service due to failures by communications providers. Our users depend on Internet service providers for access to our Web sites. Our users may experience significant outages, delays or other difficulties due to


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system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to stop using our services.

WE FACE SIGNIFICANT COMPETITION FROM CATALOG, RETAIL AND INTERNET-BASED BUSINESSES.

         The direct marketing industry is highly competitive and fragmented. We have significant competitors within each merchandise category and may face competition from new entrants or existing competitors who shift focus to markets we serve. TSG's competitors include:

          o other outdoor/hunting mail order catalogs, including Bass Pro Shops Inc. and Cabela's Inc.;

          o    discount retailers such as Wal-Mart Stores, Inc.; and

          o Web sites maintained by online retailers of footwear, clothing and outdoor gear.

TGW's competitors include:

          o other specialty off-course retailers of golf equipment such as Golfsmith, Edwin Watts, Golf Galaxy and Pro Golf Discount;

          o    conventional sporting good retailers such as Dick's Sporting
               Goods;

          o    mass merchandise retailers;

          o    on-course pro shops; and

          o    online retailers of golf equipment.


         Some of our competitors are larger and have substantially greater financial, marketing and other resources than us. Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Our competitors may develop products or services that are equal or superior to our solutions or achieve greater market acceptance than ours. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible in catalogs or over the Internet.

INCREASES IN POSTAGE AND PAPER COSTS AND PAPER SHORTAGES CAN ADVERSELY IMPACT OUR CATALOG BUSINESS.

         Increases in postal rates and paper costs have a significant impact on the cost of production and mailing of our catalogs and the shipment of customer orders. Postage prices increase periodically, and we have no control over increases that may occur in the future. Paper prices historically have been cyclical and we have experienced significant increases in the past. Significant increases in postal rates or paper costs could negatively impact our operating results, particularly to the extent we are unable to pass on increases directly to our customers or offset the increases by reducing other costs.


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         In addition, we are dependent upon the availability of paper to print our catalogs. Paper shortages have occurred in the past and may occur in the future. Any paper shortage may increase our paper costs and cause us to reduce our catalog circulation, change to a different weight or grade of paper or reduce the number of pages per catalog. These increased costs or responsive actions could negatively impact our sales and operating results.

WE MUST DEVELOP AND MAINTAIN OUR MAILING LIST TO GROW OUR CATALOG BUSINESS.

         We mail catalogs to individuals whose names are in our proprietary customer database and to potential customers whose names we obtain from rented or exchanged mailing lists. Names derived from rented or exchanged lists generate lower response rates while requiring the same or greater advertising expenses than names in our in-house database. Consequently, overall response rates could decline while expenses increase if we were to increase our use of rented or exchanged lists relative to the use of names in our customer database.

         Attrition reduces the number and quality of names in our mailing list. We must constantly develop and maintain our mailing list by identifying new prospective customers and tracking purchases by existing customers. We use internally developed customer selection models to identify prospective and existing customers to whom a catalog will be mailed. Incorrect modeling assumptions or our failure to update our mailing list could negatively impact our sales and operating results. Additionally, it has become more difficult for direct retailers to obtain quality prospecting mailing lists, which may limit our ability to maintain the size of our mailing list.

WE DEPEND ON OUR SENIOR MANAGEMENT FOR OUR SUCCESS.

         Our success is dependent to a significant extent on the efforts of our executive officers and key management employees. The loss of any member of our senior management could hurt our business.

WE MAY NEED TO EXPAND OUR COMPUTER SYSTEMS TO SUPPORT INCREASED SALES VOLUME AND INCREASED TRAFFIC ON OUR WEB SITES.

         Growth in our sales volume or in the number of users of our Web sites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe that we will need to continually improve and enhance the functionality and performance of our e-commerce, customer tracking and other technical systems. We intend to upgrade our existing systems and implement new systems as we anticipate new demand. Failure to implement these systems effectively or within a reasonable period of time would cause decreased levels of customer service and satisfaction.


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DISRUPTION IN OUR FULFILLMENT OPERATIONS WOULD HARM OUR BUSINESS.

         Our ability to receive, process and fulfill customer orders depends on the effective operation of our telephone lines, operational and management information systems, and warehouse and distribution facilities. Any material disruption in our order receipt, processing or fulfillment systems resulting from internal or external telephone system failure, electrical problems, failure of our information systems or other technical problems could cause significant delays in our ability to receive and fill orders and may cause orders to be lost, shipped or delivered late or cancelled by the customer.

         We host and manage all of the Company's e-commerce Web sites utilizing computer systems at our corporate offices. System failures or an event or disaster at our offices could lead to disruption in service on our sites. These disruptions could have a material adverse effect on our business.

         Our primary facilities are our headquarters in South St. Paul, Minnesota and TGW's offices and warehouse in Wichita, Kansas. If either facility were destroyed or significantly damaged by fire or other disaster, we would need to obtain alternative facilities and replenish our inventory, either of which would result in significantly increased operating costs and delays in fulfilling customer orders.

WE DEPEND ON FINDING AND MAINTAINING SOURCES FOR OUR MERCHANDISE.

         TSG offers a changing mix of products. This changing mix of products presents certain unique challenges in finding merchandise for our catalogs and e-commerce offerings. Our buyers must develop and maintain relationships with vendors to locate sources for high quality, low price, name brand merchandise they believe will interest our customers. We cannot assure you that we will be able to locate sources for or maintain ongoing access to manufacturers' close-outs, military surplus and other items featured by us or that such merchandise will be available to us at the times or prices or in the quantities desired.

TGW RELYS ON ITS RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS AND OTHER SUPPLIERS TO OBTAIN LEADING BRAND NAME PRODUCTS. IF TGW FAILS TO MAINTAIN ITS SUPPLIER RELATIONSHIPS, ITS SALES AND PROFITABILITY COULD SUFFER.

         To date, TGW has not entered into contracts with manufacturers or suppliers that guarantee the availability of merchandise for a set duration. TGW purchases products on a purchase order by purchase order basis and its arrangements with suppliers may be terminated at any time. TGW's top ten suppliers accounted for 76% of its purchases in 2004. If TGW were unable to maintain relationships with its suppliers to obtain products from the golf industry's leading manufacturers, such inability could harm its business.

TGW'S SALES AND PRODUCTS MAY BE ADVERSELY AFFECTED IF ITS SUPPLIERS FAIL TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS.

         TGW's future success will depend, in part, upon its suppliers' continued ability to develop and introduce innovative products in the golf equipment market. The success of new products depends in part upon the subjective preferences of golfers, including a golf club's look and "feel", and the level of acceptance a golf club has among professional and recreational golfers.

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These subjective preferences are difficult to predict and may be subject to rapid and unanticipated changes. If TGW's suppliers fail to successfully develop and introduce innovative products on a timely basis, TGW's sales and profits may suffer.

OUR INCREASING RELIANCE ON DIRECT IMPORTS WILL SUBJECT US TO RISKS AND UNCERTAINTIES.

         We expect to source an increasing amount of merchandise directly from foreign vendors, particularly in Asia, which will subject us to risks and uncertainties, including:

          o burdens associated with doing business overseas, including tariffs and import duties, import/export controls or regulations and quotas;

          o difficulty in identifying and supervising suppliers in foreign countries;

          o declines in the value of the U.S. dollar relative to foreign currencies, which could negatively affect the ability of foreign vendors to provide merchandise at favorable prices; and

          o changing or uncertain economic conditions in foreign countries and, in certain countries, political unrest, war or health epidemics.

         The occurrence of these factors may disrupt the ability of foreign vendors to supply merchandise in a timely manner or could substantially increase our costs to source merchandise through foreign vendors.

EXCESSIVE MERCHANDISE RETURNS COULD ADVERSELY IMPACT OUR BUSINESS.

         TSG maintains a policy of making refunds or exchanges for all merchandise returned by customers for any reason, and we place no time limit on this return policy. TGW offers a 30-day playability guarantee that permits customers to return clubs for full in-store credit and a 30-day money back guarantee on new unused merchandise. While we make allowances in our financial statements for anticipated merchandise returns based on historical return rates, actual merchandise returns could exceed our reserves. Any significant increase in merchandise returns or merchandise returns that exceed our reserves could negatively impact our operating results.

HIGHER BACKORDER LEVELS CAN NEGATIVELY IMPACT OUR OPERATING RESULTS.

         TSG's average customer order is approximately three items. Backorders frequently result in our shipping the customer two packages, but we charge the customer shipping only for the first package. Consequently, higher backorder levels increase our shipping costs and negatively impact our operating results. Effectively managing our level of backorders depends both on our ability to accurately forecast customer demand and product availability from our vendors.


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GOVERNMENT REGULATION AFFECTS OUR BUSINESS.

         We are subject to federal, state and local laws and regulations which affect our business. Federal Trade Commission regulations govern the manner in which orders may be solicited and prescribe other obligations in fulfilling orders and consummating sales. Other laws and regulations prohibit or limit the sale, in certain states and localities, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products. Government regulation of firearms can affect sales of these ancillary firearm products, and any increase in such regulation could adversely impact our sales of those products.

         State and local government regulation of hunting can result in changes to hunting seasons, bans or limitations on hunting or other similar restrictions. Because a significant amount of TSG's sales are attributable to hunting, such changes or restrictions could decrease the demand for some of our products.

         TSG imports products for sale. Consequently, TSG is subject to U.S. customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs.

         We do not collect sales or similar taxes on sales of merchandise shipped to residents of states other than Minnesota and Kansas. Various states have sought to impose on direct marketers the burden of collecting state sales and use taxes on the sale of merchandise shipped to residents of that state. If we become subject to collection or payment of additional sales, use or other taxes, our customer response rates could be adversely affected.

WE FACE PRODUCT LIABILITY RISKS ON THE PRODUCTS WE SELL.

         Our products include black powder firearms, ammunition, air guns, paintball guns, blank firing firearms, bows, slingshots, knives, stun guns, blowguns, crossbows, certain non-lethal and chemical spray devices and other potentially dangerous products. We also sell tree stands for use by hunters. Although we are not a manufacturer of any of these products, the sale of these products involves a risk of being named as a party defendant in product liability litigation. We cannot assure you that our insurance will cover all potential claims arising from the sale of these products or that the amount of the coverage will be adequate, nor can we assure you that adequate insurance coverage can be obtained in the future at an acceptable cost or at all. Any uninsured or inadequately insured claim or liability could have a material adverse effect on our business and operating results.

RISKS RELATED TO THE INDUSTRY
-----------------------------

ECONOMIC UNCERTAINTY OR DOWNTURN COULD REDUCE DEMAND FOR OUR MERCHANDISE.

         Our sales generally represent discretionary spending by customers. A number of factors influence consumer spending, including general economic conditions, interest rates, inflation, consumer debt, unemployment, terrorist attacks and acts of war, and other matters that affect consumer confidence and spending. These factors could reduce demand for our products.


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WE DEPEND ON CONTINUED GROWTH OF E-COMMERCE AND USE OF THE INTERNET.

         Our future revenue and profits depend upon the widespread acceptance and use of the Internet as an effective medium of commerce. Failure of the Internet and online services to become a viable commercial marketplace would hurt our business. Rapid growth in the use of the Internet and commercial online services is a recent phenomenon. We cannot assure you that a large base of consumers will adopt and continue to use the Internet for commerce. Demand for recently introduced services and products over the Internet and online services is subject to a high level of uncertainty. The successful development of the Internet and online services is subject to a number of factors, including:

          o    continued growth in the number of users of such services;

          o    concerns about transaction security;

          o continued development of the necessary technological infrastructure; and

          o    the development of complementary services and products.

         A decrease in the growth of Web usage would hurt our business. The following factors may inhibit growth in Web usage:

          o    inadequate Internet infrastructure;

          o    security and privacy concerns;

          o    inconsistent quality of service; and

          o    unavailability of cost-effective and high-speed service.

WE MAY BE VULNERABLE TO BREACHES OF ONLINE SECURITY.

         Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by security breaches. Our business may be harmed if security measures do not prevent security breaches. We cannot assure protection against all security breaches.

RISKS RELATED TO OUR STOCK
--------------------------

OUR MANAGEMENT OWNS A SIGNIFICANT NUMBER OF OPTIONS TO PURCHASE OUR COMMON STOCK AND MAY BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS.

         Our directors and executive officers beneficially owned approximately 1.0% of the outstanding shares of our common stock as of December 31, 2004. These persons also beneficially owned options to purchase 765,540 shares, which if fully exercised would result in them beneficially owning 14.8% of our outstanding common stock.


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         As a result of this share/option ownership, our management may be able to exert significant influence on corporate action requiring shareholder approval, including the election of directors. This share/option ownership could delay or prevent a change in control. It could also prevent our shareholders from realizing a premium over the market price for their common stock or effecting a change in management. In addition, our Restated Articles of Incorporation provide that shareholders may cumulate their votes for the election of directors, which may allow shareholders owning less than a majority of our outstanding common stock to elect one or more directors.

THE SUBSTANTIAL NUMBER OF SHARES THAT ARE ELIGIBLE FOR PUBLIC SALE MAY ADVERSELY AFFECT OUR STOCK PRICE.

         There were 4,731,831 shares of our common stock outstanding as of December 31, 2004. Of these outstanding shares, 4,685,024 shares are freely tradable without restriction or registration under the Securities Act and 46,807 shares are eligible for public sale under Rule 144 of the Securities Act.

         As of December 31, 2004, 1,342,879 shares of common stock were issuable pursuant to options granted under our stock option plans. Of these option shares, 649,212 shares are exercisable. We may issue options to purchase up to an additional 109,329 shares under our stock option plans. All shares issuable under our stock option plans have been registered under the Securities Act.

         Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely impact the market price of our common stock.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

         The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market factors may have a material adverse effect on our stock price, regardless of our actual performance.


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